                            EXHIBIT (99)(b)
                            ---------------

                           On letterhead of:

                       Canadian Bancshares, Inc.



                                                _________________, 1996

Dear Shareholder:

    We are pleased to invite you to attend the Special Meeting of Shareholders (the "Special Meeting") of Canadian Bancshares, Inc. ("Canadian") on ________________, 1996. The Special Meeting will be held at the offices of First State Bank of Canadian, 115 Main Street, Canadian, Texas 79014, commencing at 4:00 p.m. local time.

    At the Special Meeting, Canadian's shareholders will be asked to approve the merger of Canadian with a subsidiary of Boatmen's Bancshares, Inc. ("Boatmen's"). The merger terms provide that upon consummation of the merger each outstanding share of common stock of Canadian will be converted into 5.9518 shares of common stock of Boatmen's (subject to certain possible adjustments), and cash in lieu of fractional shares.

    Your Board of Directors submits this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders, enabling holders of Canadian common stock to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified super-regional financial organization makes possible and position Canadian and its shareholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has unanimously approved the merger as being in the best interests of Canadian and its shareholders and recommends that you vote in favor of the merger at the Special Meeting.

    You are urged to read carefully the accompanying Proxy
Statement/Prospectus, which contains detailed information concerning the matters to be acted upon at the Special Meeting.

    Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                               Sincerely,


                               Jay T. Godwin